UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  November 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


Trading Statement - 15 November, 2007


--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: November 15, 2007                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: November 15, 2007                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


15th November 2007

                                  BARCLAYS PLC

                    OCTOBER YEAR TO DATE TRADING PERFORMANCE
             AT BARCLAYS CAPITAL AHEAD OF RECORD PRIOR YEAR PERIOD

"This announcement briefs stakeholders on the performance of Barclays Capital during the first ten months of the year. It continues a pattern of performance commentary that we have given during the last three months. Today's extensive disclosure demonstrates the strength and resilience of our performance during the year and in particular during the turbulent month of October."

John Varley, Group Chief Executive

Barclays today issues the following update on its capital markets trading performance and exposures:

- Net income and profit before tax for the ten months to 31st October 2007 ahead of record prior year period

- Strength and diversity of income generation enabling absorption of write downs

- Significant reduction in exposures through proactive risk management

"The diversity of our business, our strong risk management and our focus on execution and clients has allowed Barclays Capital to deliver year to date performance in 2007 ahead of last year's record October year to date profits."

Robert E Diamond Jr, President

Barclays Capital - October 2007 year to date

Barclays Capital's net income and profit before tax for the ten months ended 31st October 2007 exceeded the record net income and profits of the equivalent prior year period. Profit before tax of GBP1.9bn for the period was after booking credit, mortgage and leveraged finance related charges and write downs of GBP0.5bn net of hedging in the third quarter (reflected in our previous statements to the market); and an additional GBP0.8bn net charges and write downs in October. The charges and write downs are stated net of a gain of GBP0.2bn in each of the third quarter and October arising from the fair valuation of notes issued by Barclays Capital. The October charges and write downs reflected the impact of rating agency downgrades on a broad range of CDOs and the subsequent market downturn.

The overall performance reflected the benefit of proactive risk management throughout 2007 and Barclays Capital's diverse revenue base, with strong growth across commodity, equity, currency and interest rate products; and excellent contributions from continental Europe and Asia and good results in the UK markets.

Sub Prime ABS Positions

Barclays Capital's involvement in the US sub-prime sector comprises liquidity facilities to CDOs and other structures, now held as ABS CDO Super Senior exposure; and other exposures consisting of warehouse lines provided to third-party originators, whole loan purchases, and ABS and CDO trading positions.

ABS CDO Super Senior Exposure

Liquidity facilities to CDOs and other structures primarily held on our banking book were principally in support of CDO high grade and mezzanine structures originated by Barclays Capital. The liquidity facilities have now been drawn and Barclays Capital consequently holds ABS CDO super senior exposure. The CDO structures were originated between 2005 and the first half of 2007, with the older structures benefiting from better performing collateral. Over half of the collateral underlying these structures was 2005 or earlier vintages and more than three quarters was originated prior to the second half of 2006.

Prior to October, we used cash flow analysis to estimate impairment for the originated high grade and mezzanine ABS CDO positions in the banking book. To do this, we considered observable data for relevant benchmark instruments, implied cumulative losses in mortgage pools and the likelihood of events of default in underlying ABS CDO collateral. For the trading book, we assessed fair value with reference to observable market benchmarks, including the ABX indices.

In October, further to the rating agency downgrades and subsequent market downturns, we valued the following collateral underlying our ABS CDO super senior exposures as follows:

- all RMBS backed CDO collateral written down to zero, only retaining valuation in expected interest payments where appropriate

- all second lien collateral written down to zero.

In October, we also assessed additional impairment on mezzanine transactions in the banking book using projected cash flows, as calculated for the trading book and the potential for these structures to hit default triggers by the end of 2008.

Write downs, charges, hedges and subordination provide protection against loss levels of 65% of sub prime collateral across both high grade and mezzanine transactions.

At 31st October 2007, Barclays Capital's high grade exposure net of hedges and subordination was GBP3.8bn (30th June 2007: GBP5.8bn) after charges and write downs net of hedges in the third quarter of GBP0.3bn and a further GBP0.4bn in October 2007. At 31st October 2007, Barclays Capital's mezzanine exposure net of hedges and subordination was GBP1.2bn (30th June 2007: GBP1.6bn) after charges and write downs net of hedges in the third quarter of GBP0.1bn and a further GBP0.3bn in October 2007.

Other US Sub Prime Exposure

Barclays Capital provided secured financing lines to third-party mortgage originators in advance of securitisations, and also purchased pools of mortgages ("whole loans") for Barclays Capital's own account in anticipation of its own securitisations. At the end of March 2007, we acquired EquiFirst, a mortgage originator, who, from that point, originated the large majority of the whole loans we have acquired. Excluding the whole loans we originated through EquiFirst, at the beginning of January 2007 our warehouse and whole loan positions totalled GBP4.3bn and we had reduced these positions to GBP0.8bn by 30th June 2007 and GBP0.4bn at 31st October 2007.

Since acquiring EquiFirst, we have progressively tightened underwriting criteria, and our EquiFirst mortgage origination has been at an average LTV of 82%, with only 4% of origination above a 95% LTV. In addition, 99% of the exposure was first lien. Whole loan inventory is held in a trading book at fair value determined with reference to current market parameters for the underlying mortgage pools.

ABS and CDO positions held on the trading book were acquired for market-making, ABS and CDO structuring purposes. These positions, which include ABS bonds, CDOs and sub prime residuals, are valued by reference to observable transactions including the level of the ABX indices and on a pool-by-pool basis, implied cumulative loss projections. RMBS backed CDOs have been valued consistently to the ABS CDO super senior exposure as noted above.

Whole loan and trading book valuations gave rise to a GBP0.2bn write down net of hedges in the third quarter and a further GBP0.2bn write down net of hedges in the month of October. At 31st October 2007, Barclays Capital's whole loan and trading book net exposure was GBP5.4bn (30th June 2007: GBP6.0bn).

SIVs and SIV-lites

Our trading book inventory at 31st October 2007 included GBP0.2bn of assets from the drawdown of SIV-lite liquidity facilities (30th June 2007: GBP0.7bn). Our exposure to SIVs was GBP0.7bn comprising derivative exposures, undrawn CP backstop facilities and bonds held in our trading book (30th June 2007:
GBP0.9bn). We have no further undrawn backup liquidity facilities for SIVs or SIV-lites. Cumulative write downs on SIVs and SIV-lites to 31st October 2007 were GBP70m.

Leveraged Finance and Own Credit

October year to date income was also impacted by reduced demand for leveraged finance. At 31st October 2007, Barclays Capital had GBP7.3bn in exposure from unsold underwriting positions down from a peak exposure of GBP9.0bn during September (30th June 2007: GBP7.3bn), and less than GBP20m exposure to equity bridges (30th June 2007: GBP82m). We have performed a detailed analysis of the unsold underwriting positions in the portfolio with reference to both credit quality and observable market transactions. As a result of this exercise, we have written down the carrying value of the exposures by GBP190m, which after fees of GBP130m produced a provision of GBP60m.

The general widening of credit spreads that contributed to the leveraged finance write-downs also reduced the carrying value of the GBP55bn traded debt held on Barclays Capital's balance sheet. We have therefore recognised gains of GBP0.2bn in each of the third quarter and October 2007.

Other capital markets business

Barclays other business with significant capital markets presence is Barclays GIobal Investors, which has continued to perform well in the third quarter and in October.

Liquidity and Funding

Barclays liquidity position remains very strong both for its own paper and paper issued by its sponsored conduits. We have benefited from significant inflows of deposits, increased credit lines from counterparties, increased client flows across many businesses and continued full funding of our conduits.

Barclays exposure to its own conduits through undrawn backstop liquidity facilities was GBP19.0bn as at 31st October 2007 (30th June 2007: GBP21.7bn). The Barclays-sponsored vehicles are long established and are fully funded through CP issuance. All are fully consolidated on the Barclays balance sheet on an available-for-sale basis at fair value.

Barclays will provide its normal scheduled trading update on 27th November 2007.

Summary of Barclays Capital net charges and write downs


GBPbn                   Net charges and write downs    Comments
                        Q3 2007        Oct 2007
ABS CDO Super Senior
  High Grade            (0.3)           (0.4)          -All RMBS CDO principal
                                                        valued at zero
                                                       -All second lien
                                                        collateral valued at
                                                        zero
                                                       -Sub Prime collateral
                                                        marked down 50%
  Mezzanine             (0.1)           (0.3)          -As above
                                                       -Used fair value with
                                                        impairment horizon to
                                                        2008
Other US Subprime
  Whole loans and trading
  book positions        (0.2)           (0.2)          -Trading book assessed at
                                                        fair value based on
                                                        current market
                                                        parameters
SIVs/SIV-lites          (0.1)            0.0           -Minimal sub prime
                                                        exposure in SIVs
                                                       -No undrawn SIV-lite
                                                        facilities
Leveraged Finance/
Own Credit               0.2             0.1

                    --------      ----------
Net Charges and Write
Downs in the period     (0.5)           (0.8)
                    ========      ==========


Barclays Capital Trading Update conference call and webcast details

The briefing will be available as a live conference call at 08.30 (GMT) on Thursday, 15th November 2007. The telephone number for UK callers is 0845 301 4070 (+44 (0) 20 8322 2723 for all other locations), with the access code 'Barclays Update'. The briefing will also be available as a live audio webcast on the Investor Relations website at: www.investorrelations.barclays.com and a recording will be posted on the website later.

For further information please contact


Barclays:

Investor Relations
Mark Merson                 John McIvor
+44 (0) 20 7116 5752        +44 (0) 20 7116 2929


Media Relations
Alistair Smith R            Robin Tozer
+44 (0) 20 7116 6132        +44 (0) 20 7116 6586


Barclays Capital:
Siobhan Loftus             Simon Eaton
+44 (0) 20 7773 7371       +44 (0) 20 313 42111


Forward Looking Statements

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.


Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.